Exhibit 4.10(a)
Schedule of Warrants
issued to Westrec Capital Partners, LLC
pursuant to the letter agreement dated July 25, 2006

Warrant Cert. No.	Date of Warrant	Number of Shares underlying Warrant	Purchase Price per Share
W-1	5/15/06	20,302	$1.16
W-2	6/22/06	23,063	$0.62
W-3	6/22/06	20,738	$0.62
W-4	7/18/06	2,633	$0.62
W-5	8/21/06	7,530	$0.62
W-6	8/21/06	5,405	$0.62
W-7	9/08/06	5,337	$0.56
W-8	9/08/06 .	12,760	$0.56